Management Discussion and Analysis

For

Golden Goliath Resources Ltd.

For the Fiscal Quarter Ending February 28, 2018

General

The following management discussion and analysis has been prepared as of April 30, 2018.  The selected financial information set out below and certain comments which follow are based on and derived from the management prepared consolidated financial statements of Golden Goliath Resources Ltd. (the “Company” or “Golden Goliath”) for the quarter ending February 28, 2018 and should be read in conjunction with them.

Golden Goliath is a Canadian listed public company with its shares traded on the TSX Venture Exchange under the symbol “GNG” as a Tier 2 company.

Golden Goliath is a junior exploration company with no revenues from mineral producing operations.  The Company’s properties are all located in the State of Chihuahua, Mexico.  Activities include acquiring mineral properties and conducting exploration programs.  The mineral exploration business is risky and most exploration projects will not become mines.  The Company may offer to a major mining company the opportunity to acquire an interest in a property in return for funding by the major mining company, of all or part of the exploration and development of the property.  For the funding of property acquisitions and exploration that the Company conducts, the Company does not use long term debt.  Rather, it depends on the issue of shares from the treasury to investors.  Such stock issues in turn depend on numerous factors, important among which are a positive mineral exploration climate, positive stock market conditions, a company’s track record and the experience of management.

Overall Performance

During the fiscal quarter ending February 28, 2018, the Company the report writing for the 2017 exploration program on its 100% owned San Timoteo property.  Drawing of the sections for the numerous possible drill holes to allow prioritization will be completed in 2018, prior to drilling.

This extensive review of all property data concluded that there are several strong systems of mineralized structures across the San Timoteo property, principally controlled by faults and fractures. Mineral associations include Au – Zn, Au – Ag – Pb – Zn and Cu – Au.  Apart from the already defined gold and silver targets in the Old San Martin Level 5 tunnel, the work also identified the potential for a Copper – Gold porphyry system beneath an area call La Bufa.  Early drilling in the La Bufa area showed increasing gold and copper grades with depth, but deeper drilling was not conducted at the time.

Excellent drill targets have already been defined by geochemistry in the 500 meter long Number 5 level of the past producing San Martin mine, which is located on the San Timoteo property.   Extensive underground rock, chip and channel samples defined three well mineralized shoots, as well as a mineralized “manto” or blanket horizon, exposed within the tunnel.  The current structural geology study of this area will help guide the next round of drilling.

The known zones with the Level 5 tunnel include the Manantial shoot, which is 32 metres wide and averages 6.8 ounces of silver and 0.3 grams of gold per tonne; the Cascada structure is 78 metres wide and averages 2.18 ounces of silver and 0.6 grams of gold per tonne; and the Pozo de Agua zone, which is 84 metres wide with an average grade of 8.07 ounces of silver and 0.8 grams of gold per tonne.

The true thickness and grade of the blanket or manto style mineralization is not certain due to limited exposure, but the weighted average of samples taken to date is 15.9 ounces of silver and 0.8 grams of gold per tonne.

Previous field work using a Terraspec machine to identify specific clay minerals, showed that the Level 5 tunnel at San Martin (the lowest old working on the San Timoteo property), is above the “bonanza zone” or paleo boiling level indicating greater potential at depth.

The consulting geologist who conducted the 2017 work has strongly recommended a major drill program designed to test both the San Martin and la Bufa areas.

Selected Annual Information

The following table sets forth selected consolidated information of the Company at August 31 for each of the last three fiscal years. The selected consolidated financial information should be read in conjunction with the Audited Consolidated Financial Statements of the Company.

Results of Operation

For the quarter ended February 28, 2018, the Company incurred a comprehensive loss of $97,068 compared to comprehensive loss of $105,482 for the second quarter of the prior year and $69,621 last quarter.  The significant differences between these periods include:

•

Consulting fees increased the past quarter to $22,704 compared to $19,500 the last year due to the Company conducting some work on its San Timeteo property.

•

Wages and benefits decreased to $nil in the past quarter compared to $6,000 in the quarter the year prior as the Company had fewer people working.

•

The Company recorded a gain on foreign currency exchanges of $500 last quarter compared to a loss of $1,458 in the quarter a year prior due to currency exchange rate fluctuations.

As of February 28, 2018, deferred mineral property exploration costs totalled $2,664,887 compared to $2,753,687 at August 31, 2017.  The reduction in deferred property costs relate mainly to option payments received from Fresnillo and certain mineral property write-downs.

Summary of Quarterly Results

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters prepared in accordance with IFRS.

Quarter Ending	Other Income	Comprehensive Loss (Gain)	Net Loss per Share (Gain)

February 28, 2018 November 30, 2017 August 31, 2017 May 31, 2017 February 28, 2017 November 30, 2016 August 31, 2016 May 31, 2106 February 29, 2016 November 30, 2015	Nil Nil 2,018 Nil Nil Nil 1 Nil 8 Nil	97,068 69,621 52,919 97,721 105,482 77,553 768,056 (231,775) 153,992 123,703	0.001 0.000 0.000 0.001 0.001 0.001 0.015 (0.002) 0.01 0.00

NOTE:  There were no discontinued operations or extraordinary items on the Company’s financial statements during the above mentioned periods.

Liquidity and Capital Resources

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

The Company had working capital (deficit) of ($598,704) at February 28, 2018 compared to ($521,376) at August 31, 2017.  The Company’s cash position at February 28, 2018 was $62,153.

Capital Resources

Other than property taxes which are approximately $240,000 per year, the Company does not have any capital resource commitments.  Apart from approximately $40,000 per year, the remaining taxes payable are required to be paid by Fresnillo pursuant to the option agreement.

Transactions with Related Parties

Key Management Compensation

	6 MONTHS ENDED
	FEBRUARY 28
	2018	2017

Golden Goliath Resources Ltd.
Management fees	$60,000	$60,000
Consulting fees	36,000	36,000
Minera Delta S.A. de C.V.
Wages and benefits	12,000	12,000

Total	$108,000	$108,000

Payments to key management personnel including the President, Chief Financial Officer, directors and companies directly controlled by key management personnel, and a former director, are directly related to their position in the organization.

Other Related Party Transactions

The Company entered into the following transactions and had the following balances payable with related parties. The transactions were recorded at the exchange amount agreed to by the related parties. Balances outstanding are non-interest bearing, unsecured and had no specific terms for collection or repayment.

a)

Due from related parties consists of $3,911 (2017 - $3,911) due from companies controlled by common directors.

b)

Due to related parties consists of $619,987 (2017 - $542,390) due to directors and a company controlled by a common director.

Critical Accounting Estimates

Exploration and Evaluation Assets

Exploration and evaluation expenditures include the costs associated with exploration and evaluation activity. Exploration and evaluation expenditures are capitalized as incurred. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in profit or loss.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, which management has determined to be indicated by a feasibility study, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

It is management’s judgment that none of the Company’s exploration and evaluation assets have reached the development stage and as a result are all considered to be exploration and evaluation assets.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property may be subject to unregistered prior agreements and non-compliance with regulatory requirements. The Company is not aware of any disputed claims of title.

Changes in Accounting Policy

There were no changes in accounting policy in the past year.

Financial Instruments and Other Instruments

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk.  As of the date hereof, the Company’s investment in resource properties has full exposure to commodity risk, both upside and downside.  As the metal prices move so too does the underlying value of the Company’s metal projects.

Outstanding Share Data

The authorized share capital consists of an unlimited number of common shares.  As of February 28, 2018 and the date hereof, an aggregate of 106,660,889 common shares were issued and outstanding.

The Company has nil share purchase warrants outstanding as of February 28, 2018 and the date hereof.

As of February 28, 2018, the Company had 3,400,000 incentive stock options outstanding at a price of $0.085.

Disclosure Controls and Procedures

Disclosure controls and procedures (“DC&P”) are intended to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to management.  Internal controls over financial reporting (“ICFR”) are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purpose in accordance with Canadian generally accepted accounting principles.

TSX Venture listed companies are not required to provide representations in the annual filings relating to the establishment and maintenance of DC&P and ICFR, as defined in Multinational Instrument 52-109.  In particular, the CEO and CFO certifying officers do not make any representations relating to the establishment and maintenance of (a) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation, and (b) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.  The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in their certificates regarding the absence of misrepresentations and fair disclosure of financial information.  Investors should be aware that inherent limitation on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in Multinational Instrument 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Additional information relating to the Company can be found on SEDAR at www.sedar.com and also on the Company’s website at www.goldengoliath.com